Event Type: Q1 2022 Earnings Call Date: 2022-05-04 Company: Quidel Corp. Ticker: QDEL COMPANY PARTICIPANTS Ruben Argueta - Quidel Corp., Director-Investor Relations Douglas C. Bryant - Quidel Corp., President, Chief Executive Officer & Director Randall J. Steward - Quidel Corp., Chief Financial Officer OTHER PARTICIPANTS Jack Meehan - Analyst Andrew Cooper - Analyst MANAGEMENT DISCUSSION SECTION Operator Ladies and gentlemen, thank you for standing by. Welcome to the Quidel Corporation First Quarter 2022 Earnings Conference Call. At this time, all participants are in a listen-only mode. Later, instructions will be given for the question and answer session. I'd now like to turn the call over to Mr. Ruben Argueta Quidel's, Senior Director of Investor Relations. Please go ahead. Ruben Argueta Thank you, operator, good afternoon, everyone, and thank you for joining today's call. With me today is our President, President and Chief Executive Officer, Doug Bryant and our Chief Financial Officer, Randy Steward. Our fiscal first quarter 2022 earnings release is now available on our ir.quidel.com, our Investor Relations website. We will also post our prepared remarks on the presentations tab of IR website following the conclusion of this call on May 4th, 2022, for a period of 24 hours. Please note that some of the information we provide during today's conference call will include forward-looking statements including but not limited to the types of statements identified as forward-looking in our quarterly report on Form 10-Q that we will file later today, which will be available on our website. Actual results may differ materially from those projected in any forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ materially from those expressed in the forward- looking statements, as well as risks related to our business and the proposed business combination with, Ortho clinical diagnostics, please see our annual report on Form 10-K and subsequent periodic reports and registration statements filed with the SEC. Furthermore, this conference call contains time sensitive information that is accurate only as of today Except as required by law, we undertake no obligation to update these forward-looking statements or time-sensitive information, which speak only as of today. Today, Quidel released financial results for the 3 and 12 months ended March 31, 2022. If you have not received our earnings release, or if you would like to be added to the company's distribution list, please contact me at 858-646- 8023. Following Doug's comments, Randy will briefly discuss our financial results, and we'll open the call to take your questions. I'll now hand the call over to Doug for his comments. Doug? Douglas C. Bryant Thanks, Ruben, and welcome, everyone. But we really appreciate your time and interest in Quidel. We had an extraordinary start of the year. The first quarter was historic. We achieved record revenue on the top line, record profitability that flowed through to the bottom line and record cash on the balance sheet. Our first quarter truly demonstrates the earnings power of the business as we build on the significant investments we've made and execute against our growth roadmap. Our diverse suite of assets, increasing brand strength and growing installed base of Sofia analyzers continue to propel our market expansion and broaden our post-pandemic opportunities. Our new product pipeline, including our revolutionary Savanna platform that we expect to launch in the US later this year. Further adds to forward momentum and runway. And yes, once again, the entire Quidel team performed very well from product development in our R&D organization to the responsiveness of our manufacturing and operations teams. ©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Filed by Quidel Corporation Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956) The following is a transcript of the conference call held on May 4, 2022 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time).

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Through our commercial channel, we fired on all cylinder start, first quarter results put us in a strong financial position, creating additional flexibility to strengthen our balance sheet while we continue to drive R&D investment to further develop and broaden our portfolio. Let's take a look at some specifics revenue for the first quarter of 2022 reached just over $1 billion. That's a pretty extraordinary 167% increase over the prior year period. It was driven primarily by strong performance out of the immunoassay product portfolio. Total rapid immunoassay revenue increased by $655 million in the first quarter due to $893 million. We saw significant sales of quick few at home OTC, COVID-19 tests and while COVID-19 testing made up the bulk of this heightened demand, it's noteworthy that non-COVID sales grew 56%, or almost double that if you exclude the backbone BMP business as we saw increased sales of Sofia ABC combination tests for influenza and SARS as well as increased demand for Sofia influenza tests. Although we haven't seen a typical flu season, flu continues to linger interestingly IOI right now is at 2.1% of visits and while we are seeing increasing seasonal influenza activity in a few states. This highlights the importance of diagnostic testing and the significance of having a differentiated menu, which is part of our post-pandemic strategy to widen our point of care footprint and introduce our full portfolio of assets to both patients and healthcare providers Relating to COVID-19 we're seeing softening demand and we expect this trend to continue as we head into the summer months. In fact, we started to see this in the first quarter as Testament shifted significantly from retail outlets to the federal government and to a lesser extent to the professionals, saying that this shift allowed us to focus on delivering more tests to the US, more tests to the US government than we originally anticipated. And in the first quarter we shipped approximately 70 million QuickVue At-Home OTC COVID-19 tests to the Federal Government. We will ship the remaining 35 million tests to the government in Q2 to fulfill our 180 million tests commitment. And as you can appreciate, we remain in close conversations with the federal government and related government agencies to determine the Government's support strategies going forward. We are in discussions with the Government to supply an incremental number of tests in Q2, Q3 and we'll update you on any order that is placed from those discussions. Our longer term expectation is that COVID-19 tests and infections and related testing demand will continue to wane as COVID-19 becomes more seasonal. Similar to the flu, the masks we currently are not forecasting a significant revenue contribution from our COVID-19 products in the back half of the year. The prospect of pandemic service seasons amplifies the long term benefits of the brand awareness we have generated and the strategic partnerships we have built with retail and distribution powerhouses. These trusted relationships provide us with access to product care and over-the-counter channels for both COVID and non-COVID product lines going forward, which is exciting. Consisting – consistent with the anticipated shift in COVID-19 testing demand, we continue to bolster our resilience and the post-pandemic future by accelerating assay development and production and further expanding our footprint at the point of care. Given our pipeline, we have high confidence in our ability to capture evolving healthcare trends that will drive both future growth and profitability. These opportunities include a number of products we've discussed in previous calls, such as Sofia Q device, new Sofia assays as well as new products. Our – in our cardio – metabolic and gastrointestinal segments. But, foremost among our upcoming product launches is our flagship Savanna Molecular platform. As you know, we already have CE approval for markets outside of the US, but our main focus is on getting the necessary approvals to launch Savanna in the US later this year. We plan to submit our Savanna EUA for RVP4 next week and submit our 510(k) in July with two or more 510(k) panel submissions set for year end and three more submissions by the end of Q1 2023. Meanwhile, our teams are hard at work scaling Savanna instrument production and transitioning to a fully automated manufacturing. Experienced as we are over the last couple of years, we've learned a lot about hyperscaling production and managing complex supply chains, and you can rest assured we're leveraging the lessons we've learned and expanding COVID-19 testing capacity to our other products. Once online in the fall, our Savanna cartridge automated manufacturing line is expected to begin its ramp-up and outfit to over 1 million cartridges from us, with $300 million annual revenues anticipated within three years of the US launch. Of course, we're also immensely excited by the opportunities presented by our planned acquisition of Ortho Clinical Diagnostics. As I've said before, this acquisition will more than double our market opportunity to over $50 billion among the point- of-care clinical laboratory and transfusion medicine segment. We're thrilled by the potential catalyst we see in the combined business. Our teams are working well together, planning for the integration and the highly complementary nature of ours and authors portfolios is expected to create ample cross-selling opportunities across a deep and diverse matrix of customers and channels to significantly accelerate market penetration worldwide after closing. We believe it is a truly compelling formula that can position the combined business for long term growth and a lasting global impact in delivering advanced diagnostics that improve human health. Integration planning is going well. We've formed 15 cross-functional teams, defined 87 projects, plus defined day one day scenario and longer timeline objectives for the day. One must have either entourage or employees. Operationally, no risks have been identified that would create significant disruption on day one through day three. Of course, there's a lot of work still to be done and

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. challenges are being identified, but no critical path items are delayed. Overall, we are very pleased to retain some progress that we've made thus far and are excited about getting to day one. We are bullish on the acquisition and look forward to harvesting the expected $90 million in cost synergies by the end of the year three and $100 million in revenue synergies by 2025. We expect investors have recognized the value that can be created by bringing the companies together and we'll vote to approve the deal. Here's a quick snapshot of the process the closing. On April 11, we began mailing our joint proxy statement, on May 16, there will be stockholder meetings for each of Quidel in the quarter to vote on the business combinations, on May 26 we've scheduled the UK court hearing, and on May 27, we anticipate the successful close of the transaction, subject to receipt at the stockholder vote, the UK order and satisfaction of other customary closing conditions. In closing, I'm incredibly proud of our employees and their commitment to making a positive impact in our fight against COVID and more than pleased to see them now applying that same focus and commitment to their work addressing a post-pandemic world. And it goes without saying that I am exceedingly encouraged by our performance in the first quarter. It's clearly one for the record books and we have a long, exciting roadmap for our continued growth success as we advance diagnostics to improve human health. It's our mission, and we're happy in the knowledge that we're making a difference. Randy? Randall J. Steward Thank you, Doug, and good afternoon, everyone. I'd also like to thank all of our employees who demonstrated Quidel's strength of spirit, perseverance and dedication to deliver such outstanding results. Due to their tireless efforts, we again achieved another record quarter for revenue, in closing with previous high water mark of $809 million up in Q4 of 2020. During my tenure here, I've seen quite our growth substantially and quite incredible culture has been the driving force behind such explosive growth and our sustained excellence. I'm very proud to be a part of what we have achieved here at Quidel. As Doug mentioned, total revenues for the first quarter of 2022 were $1,002 million compared to $375.3 million in the first quarter of 2021, achieving growth of 167%. This growth is primarily due to increased rapid immunoassay product revenue, which was driven by the continued fulfillment of the US government order for over $100 million QuickVue COVID-19 tests. Total SARS revenue in the quarter from all products was $836.1 million, and this compares to $269.1 million in the first quarter of 2021, a growth of 211%. In total, we sold over 126 million COVID tests in the first quarter, 113 million tests were QuickVue, 12 million tests were Sofia and over 2 million were all other tests. Foreign currency exchange had an unfavorable impact of $1 million in the quarter. Influenza revenue was $89.1 million and this is versus $16.4 million in the first quarter of last year. Included in the influenza number for the quarter was $54.2 million and Sofia ABC revenue $25.4 million and Sofia flu revenue and $5.9 million In Sofia flu revenue and $5.9 million in QuickVue flu revenue. Rapid Immunoassay revenues were $892.8 million in the first quarter, showing growth of 276% from first quarter of 2021. Within this category, Sofia product revenues were $224 million, of which $137.9 million were attributable to the Sofia SARS antigen test. And as just mentioned, influenza revenue was another strong contributor to this group adding $79.6 million in revenue. QuickVue product revenues in the quarter were $667 million, of which $657 million were attributable to the QuickVue SARS test. For the cardiometabolic immunoassay business revenue was $50.2 million lower than the prior year quarter as a result of the agreement we entered into with Beckman Coulter in July of 2021. As a reminder, the agreement states that in connection with transitioning the Beckman BNP business to Bachmann Coulter, Quidel with these annual cash payments between $70 million to $75 million per year through year 2029. In the first quarter of 2022, we recorded revenue of $16.8 million associated with this agreement. The quarterly revenue was based on product shipments in the quarter to Beckman Coulter. For the full year though, the minimum revenue to realized is $70 million and this year, regardless of product shipments, materials. The Triage business generated revenues of $33.4 million versus $33 million in the first quarter of 2021 with growth in Asia Pacific and Europe, Middle East Africa offset by a decline in the US. Our Molecular Diagnostic Solutions revenue was $46 million in the quarter. As we saw continued demand for the Lyra SARS-CoV-2 products, which constituted $38.2 million of the total Molecular Diagnostic Solutions revenue. Savanna revenues were $5.7 million in the quarter and Savanna revenue was an incremental $400,000 in the quarter. Specialized Diagnostic Solutions revenue increased 23% to $13.3 million, driven by an increase in sales of our DHI respiratory products. We realized good growth in the core business as revenue, excluding the COVID-19 revenues and Beckman BNP revenues increased 105% over the first quarter of 2021 to $149.4 million. Rapid Immunoassay revenue increased $73 million or almost 300% due to an increase in the flu and strep revenue. Triage business increased 1% and molecular revenue increased 20% while on a small revenue base without COVID. We also saw strong performance in our Specialized Diagnostic Solutions revenue as stated previously.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Gross profit in the quarter increased to $740 million and gross margin was 74% of revenue. This compares to a gross profit of $302 million and 80% gross margin for the three months ended March 2021. The increased gross profit was due to the greater products they also QuickVue At-Home OTC COVID-19 test. The decrease in gross margin was driven by shift in product mix from higher margin Sofia SARS test the lower margin QuickVue SARS stuff and this was partially offset by improved manufacturing absorption. On this front side of the business we continue to invest in R&D and specifically our Savanna platform. We're also expanding in support of our longer term initiatives such as new Sofia assays that can leverage on larger installed base of instruments and new markets, next generation platform and Sofia Q to name a few. In the first quarter of 2022, R&D expenses increased 13% to $26.4 million. Sales and marketing expense for the quarter increased to $65.4 million, resulting from higher freight expense due to higher sales volume, higher production promotional spend associated with QuickVue At-Home OTC test and higher compensation costs driven by increased head count. This year we will continue to invest in people and resources to expand our reach as well as increase our spending on marketing, product promotion and corporate partnerships in support of existing and new markets. G&A expense in the quarter increased by $5 million to $24.5 million, primarily due to higher compensation costs driven by outstanding performance during the current period. As it relates to the provision for income taxes we recorded $140.7 million in income tax expense, resulting in an effective tax rate of approximately 23%. The higher tax expense for the quarter compared to the same period last year as a result of an increase in pre-tax profits and then decrease in tax deductions from stock based compensation. As of March 31st we had $1.275 billion in cash and cash equivalents. In the quarter, the company invested approximately $22 million in capital expenditures. In April we made our scheduled $48 million payment to Abbott for the illegal assets, leaving one final payment of $40 million due to Abbott in April 2023. From a user cash perspective in the second quarter we expect to use the majority of the cash on our balance sheet to help fund the cash payment to the Oracle shareholders at closed. After close of the transaction Joe Busky will be stepping in as CFO for the combined companies and Joe will be an incredibly strong contributor going forward. I'll still be involved with Quidel, but going forward more in the background to ensure continuity and help as appropriate. It's been an incredible journey over the last 10 plus years and I am truly blessed to be a part of this great Quidel story. The company is in the strongest position has ever been in numerous ways. I know friendships that will last for the rest of my life and would like to think that along the way I've provided some value that will drive Quidel to even greater achievements going forward. Thank you very much for all of your support over the last 10 plus years. And with that, we conclude our formal comments for today. Operator, we are now ready to open the call for questions. QUESTION AND ANSWER SECTION Operator Great. Thank you. The first question comes from Alex Nowak with Craig-Hallum. Please proceed. Unidentified speaker Question – Unidentified speaker: Great. Good afternoon, everyone. And Randy enjoyed working with you. A metric we were watching on the go forward for COVID testing is the low watermark per month. In spring of 2021, it was 20 million to 25 million of COVID test sales per month last quarter said to be higher, but we didn't exactly know that figure do we have a new low watermark for the back half of the year to think about. Answer – Unidentified speaker: You know, Alex, it's very, very challenging to really identify the low watermark just because of government participation and the prevalence of the virus here or as we go forward. So the current time, I would say what we have stated previously probably is as good as anything we can see at this point. I will say that although we're not forecasting a significant amount of COVID revenue in the back half of the year. Unidentified speaker Question – Unidentified speaker: Okay understood. And then maybe expand a bit more on the day 30 and maybe the day 90 plans after closing the deal maybe highlights some of the first action items you're going to be undertaking. Answer – Unidentified speaker: Well. Well, I think initially, we're getting to close. We've, we've done a lot of strategic planning, but it's really hard to really get into the execution mode until after close. You know, within 30 days after close, we have to file our first first Q as a combined entity. So we're very focused on, you know, really the first 90 days are actually through the end of the year to really focus on just driving both businesses, making sure that we're performing as expected, the expected performance requirements. And then we

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. really get into, try to more of the combined entity execution here entering into 2023. But certainly we will be planning during that, during that whole period organic cost synergies and revenue synergies as well. Unidentified speaker Question – Unidentified speaker: And just one more here, maybe expand a bit more on the menu expansion for Sofia and QuickVue I just when do we get to start to see the new products in the market? Answer – Unidentified speaker: I'm sorry, Alex, I think, you were asking about it, this additional products in the OTC market? Unidentified speaker Question – Unidentified speaker: OTC status, Sofia for professional, just the venue expansion pipeline there and what to expect? Answer – Unidentified speaker: Yeah, I'll jump in on that one, Alex. I would just say that the R&D guys would tell you they've got a number of products in development on Sofia, and, and so we see that as a major growth engine moving forward. The instrument placements out there at, at greater than 75,000 certainly represents a huge opportunity for further development in that space and you know, overall. I think on the OTC it's more about putting together the clinical trials necessary to get these products over, over the OTC performance hurdles. over the OTC performance hurtles. And so you know more specifics moving forward. Clearly, as we have Phase 0, Phase 1, et cetera identify for Sofia we will be in a position when we do our next Analyst Day to talk about things in more detail. But obviously at this stage that would be premature. But rest assured. We moved from 20 R&D projects per year to over 50 that we're working on in any given year. And most of those for the most part are Sofia. Unidentified speaker Question – Unidentified speaker: All right. Thanks for the update. Thanks. Answer – Unidentified speaker: Sure. Thank you, Alex. Operator Thank you. The next question comes from Brian Weinstein with William Blair. Please proceed. Unidentified speaker Question – Unidentified speaker: Hey guys, this is Dustin online for Brian. Answer – Unidentified speaker: Okay. Unidentified speaker Question – Unidentified speaker: To start with auto, I'm wondering since it's been about five and a half months since you announced the deal. Has there been any change and to how you see the value of the asset and where the combined company could play in the space? Answer – Unidentified speaker: Yeah. I would see the key changes as we get to you know the team over there were increasingly impressed by both the executive team and the management team and I actually see more value than we probably had anticipated. Of course until you get to know people and you know at the end of the day it's putting people together until you understand that the people that you're working with more, more and more it's really hard to pre-deal understand the value. I would just say personally I look at more of the people side of things as everybody in our company knows and I would say I'm super impressed by the talent in that organization. I think Chris Smith and the executives there at the board are a lot of really good people. And I think that that's going to be helpful moving forward. Other than that, we don't see anything. There's no distraction from the critical path on anything that we're working on. That's just, for the most part, I would say, is all super positive. Unidentified speaker

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Question – Unidentified speaker: That's good to hear. In terms of we're wondering if you guys have any more visibility there, wondering about inventory levels and anything you're seeing in the channel kind of as we prepare for next season. Answer – Unidentified speaker: Yeah. You know inventory levels are pretty consistent with what we've seen over the last couple of years relating to all of our core products, as you know, coming out of flu. This inventory distribution has managed pretty tightly, so no build up on that at all. We did see a little bit of increase on our COVID revenue inventories, but that's obviously we were in a pretty, pretty high demand going into the quarter. But overall, I think on average, we're somewhere between three and four weeks of inventory at distribution. So we're in good shape with that statistic. Unidentified speaker Question – Unidentified speaker: Okay, great. And just one last one for us. We're wondering on what was the ex- COVID extra rapid revenue in the quarter and what kind of pull through are you guys seeing there? Thank you. Answer – Unidentified speaker: Well you know X. Well the pull-through I guess I'll follow up with you related to the number but the pull-through actually in the quarter and all of the core revenue was very strong. We saw a significant increase quarter and all of the core revenue was very strong, we saw significant increase with strap with RSV as well as with our pregnancy tests so really proud to board we saw growth versus Q1 of 2021. And I'll get back with what the actual number was on that. Operator Thank you. The next question comes from with JPMorgan. Please proceed. Unidentified speaker Question – Unidentified speaker: Hi, guys. Thanks for taking my question. On the incremental government COVID the contracts pass the 35 million tests in 2Q. How conversations on stockpiling evolved since the beginning of the year? Is that something that you think is still realistic for the second half of this year or even in 2023? Answer – Unidentified speaker: We're in consistent and weekly conversations on that topic, whether it's stockpiling, more manufacturing, et cetera. And I would say without being too specific, I would say that we can expect to see some level of orders. And as I think I had said and Randy had said, as we learned exactly what the numbers are going to be, we'll certainly let everybody know. Yes, we are in conversations. Yes, we've had discussions about some specifics. But this is – this delayed is just a couple hours ago, we were having a discussion on a response that we were making on a certain request. So but you're going to want to Casey, I know you're going to want in more detail than that, but we'll provide that when we have more firm commitments and we'll be transparent about it. Unidentified speaker Question – Unidentified speaker: Got it. Okay. And then also Sofia ABC how should we think about that test in an endemic COVID environment? Was that ABC number you called out for this quarter largely on the client driven? And you know, should we assume kind of similar volumes between the ABC test during the standalone test moving forward? Answer – Unidentified speaker: Well, I think it's fair to say we did see an uptick in flu in the quarter and that drove a lot of that ABC, which you're right, it's certainly interesting that the omicron variant and many folks manifested itself in symptoms that were very much flu like. And a lot of people, including myself, would have described it as so sort of a mild flu. And so I can see how that would drive physician behavior to, to make sure that we understand whether it's flu or COVID. Unidentified speaker Question – Unidentified speaker: Got you. And then just last one for me. You talked about Quidel launching in the US in the back half of the year. Can you remind us what the margin profile of both the instrument and consumables there on Savanna, how do they compare to Sofia and, and also how do they compare to the combined company as margin profile? Thank you. Answer – Unidentified speaker: Thanks, Stacy. Yes, Savanna, the nice thing is the instrument cost is, is very reasonable. So we're estimating that a lot of it's going to be on a reagent rental agreement. So we'll do it over a 3 to 5 year contract as what we're currently estimating in the US. The margin profile when we're, you know, at, at volume

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. with our cartridge manufacturing, certainly our target is to be incremental to our kind of overall 65% for we're looking at margins probably in the low 70% margins here as we get traction going into 2023. Unidentified speaker Question – Unidentified speaker: Got it, thanks. Answer – Unidentified speaker: You're welcome. Operator Thank you. The next question comes from Jack Meehan from Nephron Research. Please proceed. Analyst:Jack Meehan Question – Jack Meehan: Good afternoon. And first, Randy, I just want to say that's been both fun and great working with you over the years. I also have a feeling this won't be the end. Hopefully see you around in San Diego or elsewhere in the future. (00:35:49) Question – Jack Meehan: Sounds good. I want to start just back on Sofia, you know, the install base is, you know, just kind of reflecting over the last couple of years, it's expanded a lot 79,000 instruments out in the field. Can you just give us a mark to market on what the mix looks like today between physician office, hospital, urgent care versus nontraditional sites that might have scaled up for COVID? Answer – Unidentified speaker: Yeah. That's interesting, Jack. We have seen a little shifts and we're now seeing, you know, placements. We're now seeing about a little over 15% of the placements are an urgent care. We're seeing hospitals at about 25% and then POL was around 50%. But then the hospital setting are now seeing an increase in per hospital usage around six instruments versus what we have said was four before. So I think the growth you're seeing is really in current customers adding hospitals and additional placements as well as expanded into urgent care as we've talked about previously. Question – Jack Meehan: And I know like obviously the visibility and the kind of future COVID demand isn't great for anybody. But I was just curious, you know, maybe what you're hearing from your Sofia customers around kind of what the ongoing utilization of these instruments is going to look like, whether it be for COVID or some of the other assets under development. Answer – Unidentified speaker: Yeah, that's a that's a good question, Joe. I just we're going to have to see what we see moving forward. You know, we're projecting and we're hypothesizing that we're going to be you know, we can't post COVID, but effectively, this is just another virus that that presents itself from year to year. It seems so. So that's the answer on that side, I think. And then moving forward, obviously, we're, you know, we're forecasting and we're putting together business development plans around these new assays. And I think there's a strong chance that we've identified two things that are important to our customers moving forward. I'm speaking, obviously, Jack, specifically about the things we have in development. Question – Jack Meehan: Got it. And then on Savanna. So submitting under you way, then you have the 510(k) submission coming in July. Can you just talk about like what the approval pathway looks like? Do you think you're getting way approval? You know what the you know, what is the 510(k) on top of that? And just, you know, what's the timeline look like for kind of full approval of Savanna? Answer – Unidentified speaker: Well, in a pre-COVID situation, I would have been able to speculate with some degree of certainty around the timeline with the FDA. I think it's safe to say that particularly on five, in case the prevalence is driving the clinical trial, but then the approval process, you know, depending on the value of the particular product, it's not quite as short as it used to be. So I mean all days we were set 90 days from sanction and that's entirely possible and those factors had another month or so. Unidentified speaker Question – Unidentified speaker: Okay. And then final question on the cardio metabolic business the triage sales were up 1% year-over-year it's probably a little lighter than I think the way you described the revenue in a given quarter in the past. Just were there any headwinds that you saw? Just any additional color on triage specifically would be great.

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. Answer – Unidentified speaker: Yeah, exactly. You know, the shortfall was really all US based and looking into a little bit more, I think it's more just kind of a sell end versus a sell through because we looked at the sell through data in US and it was up, I think, in the high single digits. So I think it was more an inventory situation than was really a demand for the product. But some of course, that would have brought the growth more in the mid-single digits considering that issue so it's more of a just timing issue than it was a sell through issue. Unidentified speaker Question – Unidentified speaker: And maybe for you or for Doug any thoughts on high sensitivity just how the feedback is from the field on that and just any revenue contribution you can call out at this point. Answer – Unidentified speaker: Well, I think we had good success in launching and Europe in particular markets. And we continue with the clinical trials here in the US I think the feedback from KOLs in particular, who have looked at the products has been quite good. So we're not quite there yet in terms of the clinical trials that we expect to be there shortly. in terms of the clinical trials that we expect to be there shortly. Unidentified speaker Question – Unidentified speaker: Understood. Thank you. Answer – Unidentified speaker: Thanks Jeff. Operator Thank you. Answer – Unidentified speaker: Thanks Jeff. Operator Your next question – the next question comes from Andrew Cooper with Raymond James. Please proceed. Unidentified speaker Question – Unidentified speaker: Hey, guys, thanks for the questions and Randy to echo everybody else's sentiment it's been fun to watch everything over the last many years and wish you the best if we don't see quite as often anymore. Maybe just first on Savanna, we – just looking to call out some chip issues as far from the only one that I think Doug you've commented in the past. That's been a little bit of a challenge for the instrument side. So are you able to build some inventory as we head into this US loss? And then once you close the deal, is there any thinking that, hey, you might get a little bit more leverage with some of those chip suppliers? Anything to look at on that front? Answer – Unidentified speaker: That's a very interesting question, Andrew. And I would say that we've had challenges that we've sorted through for the most part. We're not in a position where we're building a ton of inventory, but at the same time, we're making progress, we're building enough instruments to put more instruments in the R&D organization, we're building more instruments that can supply the European launch and certainly we're anticipating having some level of inventory as we launch. So it's a great question, though, because worldwide supply chain issues are kind of pretty big across the board, but I do think that we have an opportunity in combining the company to explore things that we can jointly do together. Certainly, also purchases, a lot of products that go into their instrumentation and purchases a lot of products that go into their instrumentation and that could be helpful, but that's something to work on and explore. And I'm hopeful that that's the case because at the end of the day, I see the only constraint with the launch honestly being our ability to get enough instruments into the market as quickly as possible as well as our ability to manufacture cartridges at very, very high volumes. So you know we've learned a lot about hyperscaling and got an organization that's got a lot of strength now that we didn't have before in terms of supply chain. Phil and the team in operations have done a phenomenal job so far. So a lot of work to be done, but I'm pretty confident in the team and I've got some talented folks that are working on it. Unidentified speaker Question – Unidentified speaker: Okay. Great. And maybe just one more, I think you commented I think the number was 87 projects from the cross-functional teams. Did you give us a sense for how many -- how much of the $90 million of cost synergies maybe come from those projects? What's you know fully identified and fully based versus

©2022, AlphaSense, Inc. All Rights Reserved. AlphaSense is a service mark of AlphaSense, Inc. All other trademarks mentioned belong to their respective owners. hey we've identified something but don't quite have to plan really put together just sort of where are we in trying to capture that $90 million right away? Answer – Unidentified speaker: Well we're aims and what we're going to achieve in 2023 and we expect to have a roadmap that we can help describe for you in terms of all that. I would say that for the most part of the things that we have identified were possible reductions are certainly there and there are others that that give us great confidence that the number that we've called out is not over projected. So year one 2023 as what we're aimed at right now and I would just say based on what I know right now, I'm pretty, pretty confident. Unidentified speaker Question – Unidentified speaker: Great. I'll stop there. Thank you. Operator Thank you. There are no additional questions. I'm sorry. We do have a follow-up from Andrew Cooper. Please proceed. Analyst:Andrew Cooper Question – Andrew Cooper: I was trying to be generous and let other people ask, but I'll fire one more at you guys. Just in terms of Sofia, excuse me, I came up a couple of times in the fall, but trying to get a sense for, you know, what the hurdles are to get that product to market a little bit more aggressively. And what you're looking for before we can expect more concrete commentary and a broader lot? Answer – Unidentified speaker: Yeah. I like the question, Andrew. I think the product's performed exceedingly well with, the COVID product that we had, but we made a determination that the launching into the market with one product was not a great idea. And, and so we're working on what other menu items would go on that. And we have manufactured there is a situation where we've got inventory. So we're looking at what other products that we'd want to, we'd want to put on that. And specifically, I think it's a probably a pretty good product for the professional market, but obviously could be a candidate for an OTC product as well. Unidentified speaker Question – Unidentified speaker: Okay. Great. Thanks again. Operator Thank you. That is all the time we have today. Please proceed with your presentation or any closing remarks. Answer – Unidentified speaker: Well, I'll conclude just generally by saying it was a great quarter, the team really stepped up and, and rose to the challenge and I appreciate it very much. I don't want to sign off before saying that I know you all appreciate very much the way that you've dealt and, and, and communicated with Randy over the years. And he's still going to be around, we're going to we're going to try to keep him in the game. He's got that place in Santa Fe that he can't wait to get to, but we're still, we're still trying to dangle the carrot out there to keep him involved and he's got a wealth of experience. And, you know, in addition, now he's collegial, he's determined, he's optimistic. And, and we're still going to keep him here after a while. But he's going to be very helpful as we move through the integration. You know, there's not too many people in our space that have his sets of experiences. He's a little bit feisty from time to time, but, you know, that's a good thing. So I'll just say on behalf of you all and, and our company that we appreciate, Randy, everything you've done, and with that I would say thanks everybody for, for your interest in Quidel. And I hope you enjoy the rest of the day. Operator Ladies and gentlemen, we thank you for your participation and ask that you disconnect your lines. Goodbye. [Call ended] Call ended